Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名創優品集團控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

DATE OF BOARD MEETING

AND

PROPOSED DECLARATION OF SPECIAL DIVIDEND

The board of directors (the “Board”) of MINISO Group Holding Limited (the “Company”) announces that a meeting of the Board will be held on Wednesday, August 17, 2022 (the “Board Meeting”) for the purpose of, inter alia, considering and approving the declaration and payment of a special cash dividend (the “Special Dividend”).

Subject to the approval at the Board Meeting, the Company will make a further announcement after the Board Meeting to set out the details of the Special Dividend.

As the proposed Special Dividend may or may not be approved by the Board at the Board Meeting, shareholders and potential investors of the Company are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board
MINISO Group Holding Limited Mr. YE Guofu
Executive Director and Chairman

Hong Kong, August 4, 2022

As of the date of this announcement, the board of directors of the Company comprises Mr. YE Guofu, Mr. LI Minxin, Mr. ZHANG Saiyin as executive Directors, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.